November 17, 2006

Mail Stop 4561

Mr. Frank J. Travea, III
President and Chief Executive Officer
Roebling Financial Corp, Inc.
Route 130 and Delaware Avenue
Roebling, New Jersey 08554

Re: Roebling Financial Corp, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2005
Filed December 22, 2005
File Number: 000-50969

Dear Mr. Travea:

        We have reviewed your filing and have the following comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-KSB, filed on December 22, 2005

Exhibit 31.1

1. We note inclusion of your officer certifications filed as exhibits to your filing. Please note that these certifications should be in the exact form as set forth in Item 601(b) (31) of Regulation S-B, except as otherwise indicated in Commission statements or staff interpretations. Specifically, you have not provided the required disclosures within your certifications pertaining to the design of your internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a result, please amend your filing to provide corrected certifications.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief